UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bandwidth Inc.

(Name of Issuer)
Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)
05988J103

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 2 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Public Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 668,798 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 668,798 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,798 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 3 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 4 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Concentrated Growth L/S Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 5 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S QP Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 6 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 7 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Sustainable Opportunities L/S Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 8 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 9 of 17 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,538 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,538 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,538 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 10 of 17 Pages

1		NAME OF REPORTING PERSONS Philip Furse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 668,798 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 668,798 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,798 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 11 of 17 Pages

1		NAME OF REPORTING PERSONS Timothy Albright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 668,798 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 668,798 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,798 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 12 of 17 Pages

1		NAME OF REPORTING PERSONS Robert MacAulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 668,798 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 668,798 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,798 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 13 of 17 Pages

Item 1.	(a) Name of Issuer

Bandwidth Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

900 Main Campus Drive

Raleigh, NC 27606

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Summit Partners Public Asset Management, LLC (“SPPAM”), the investment manager with respect to the shares directly held by Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., and Summit Partners Sustainable Opportunities L/S Fund Limited (collectively the "Funds") and a separately managed account. SPPAM is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners, L.P. (“SP”), the Managing Member of SPPAM, with respect to the shares directly held by the Funds. SP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Concentrated Growth L/S Master Fund, L.P., a Cayman Islands limited partnership, with respect to the shares directly owned by it. This entity's registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Sustainable Opportunities L/S QP Fund, L.P., a Delaware limited partnership, with respect to the shares directly owned by it. This entity's registered office is c/o Summit Partners, 222 Berkeley Street, FL 18, Boston, MA 02116.

Summit Partners Sustainable Opportunities L/S Fund, L.P., a Delaware limited partnership, with respect to the shares directly owned by it. This entity's registered office is c/o Summit Partners, 222 Berkeley Street, FL 18, Boston, MA 02116.

Summit Partners Sustainable Opportunities L/S Fund Limited, a Cayman Islands limited partnership, with respect to the shares directly owned by it. This entity's registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Alydar GP, L.P. (“Fund GP”), the general partner of the Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., and Summit Partners Sustainable Opportunities L/S Fund, L.P., with respect to the shares directly held by these Funds. Fund GP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Alydar GP, LLC (“GP”), the general partner of Fund GP with respect to the shares directly held by Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S QP Fund, L.P., and Summit Partners Sustainable Opportunities L/S Fund, L.P.. GP is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Philip Furse, the Chief Investment Officer of SPPAM and a Portfolio Manager of the Summit Partners Concentrated Growth L/ Master Fund, L.P. with respect to the shares directly held by this Fund. Mr. Furse is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Timothy Albright, a Portfolio Manager of SPPAM with respect to the shares directly held bySummit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., and Summit Partners Sustainable Opportunities L/S Fund Limited. Mr. Albright is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Robert MacAulay, tthe Chief Risk Officer of SPPAM with respect to the shares directly held by the Funds. Mr. MacAulay is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $.0001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

05988J103

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 14 of 17 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 15 of 17 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2018 is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The percentage of beneficial ownership is determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 12,898,762, the number of shares of Common Stock issued and outstanding as of December 14, 2018, as the Issuer reported in its Form S-3 filed with the SEC on December 21, 2018.

By virtue of the affiliate relationships among the Reporting Persons and by virtue of Mr. Furse being the Chief Investment Officer of SPPAM and a Portfolio Manager of the Summit Partners Concentrated Growth L/ Master Fund, L.P., Mr. Albright being a Portfolio Manager of the Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., and Summit Partners Sustainable Opportunities L/S Fund Limited and Mr. MacAulay being the Chief Risk Officer of SPPAM, each Reporting Person may be deemed to own beneficially all of the 668,798 shares of Common Stock as of December 31, 2018. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock, except for the Fund with respect to the shares held of record by it and except to the extent of its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Summit Partners Public Asset Management, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Chief Compliance Officer

Summit Partners, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S QP Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund Limited By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person
Philip C. Furse

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Robert E. MacAulay

CUSIP No. 05988J103	SCHEDULE 13G/A	Page 17 of 17 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2019

Summit Partners Public Asset Management, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Chief Compliance Officer

Summit Partners, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S QP Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund Limited By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Philip C. Furse

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Robert E. MacAulay